                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                                  Knobias, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   49915R 10 1
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                                 (CUSIP Number)

                                    11/15/04
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)
`
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 49915R-10-1                                         13G
          -----------
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(1)      NAMES OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Michael Crow

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(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ]
         (b) [X]
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(3)      SEC USE ONLY

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(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                                       (5) SOLE VOTING POWER

                                              9,531,700
                                       -----------------------------------------
                                       (6) SHARED VOTING POWER

NUMBER OF SHARES                              441,667
BENEFICIALLY OWNED                     -----------------------------------------
BY EACH REPORTING                      (7) SOLE  DISPOSITIVE POWER
PERSON WITH
                                              9,531,700
                                       -----------------------------------------
                                       (8) SHARED DISPOSITIVE POWER

                                              441,667

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(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,973,367
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(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                          [  ]

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(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             19.68%

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(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

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CUSIP No. 49915R-10-1                               13G
          -----------
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(1)      NAMES OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Duncan Capital Group LLC

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(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ]
         (b) [X]
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(3)      SEC USE ONLY

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(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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                                      (5) SOLE VOTING POWER

                                             9,531,700
                                      ------------------------------------------
                                      (6) SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                           0
BY EACH REPORTING                     ------------------------------------------
PERSON WITH                           (7) SOLE  DISPOSITIVE POWER

                                             9,531,700
                                      ------------------------------------------
                                      (8) SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,531,700

--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                          [  ]

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              18.81%

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(12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              OO

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ITEM 1.

     (a)  Name of Issuer.

          Knobias, Inc.

     (b)  Address of Issuer's Principal Executive Offices.

          Building 2, Suite 500
          875 North Park Drive
          Ridgeland, MS  39158

ITEM 2.

     (a)  Name of Person Filing.

          This Schedule 13G is being filed with respect to shares of Common
          Stock of the Issuer which are beneficially owned by Michael Crow and
          Duncan Capital Group LLC ("DCG") (collectively, the "Reporting
          Persons").

          The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

     (b)  Address of Principal Business Office or, if none, Residence.

          The principal business address of each of the Reporting Persons is:

          830 Third Avenue
          New York, NY 10022

     (c)  Citizenship.

          Mr. Crow is a United States citizen.

          DCG is organized and existing in Delaware.

     (d)  Title of Class of Securities.

          Common Stock, $0.01 par value per share

     (e)  CUSIP Number.

          49915R-10-1

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act.
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
         (d) [ ] Investment Company registered under Section 8 of the Investment
                 Company Act.
         (e) [ ] Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)
                 (E).
         (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec.
                 240.13d-1(b)(1)(ii)(F).
         (g) [ ] Parent holding company, in accordance with Sec. 240.13d-1(b)
                 (ii)(G).
         (h) [ ] A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                 Company Act of 1940.
         (j) [X] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Sec. 240.13d-1(c), check this
box   [ x ].

ITEM 4.        OWNERSHIP

         (a)   Amount Beneficially Owned.

                                      Mr. Crow: 9,973,367 (comprised of
                                      9,531,700 shares owned by DCG, of
                                      which Mr. Crow is President, 416,667
                                      shares underlying shares of
                                      Convertible Preferred stock owned by
                                      Bridges & Pipes LLC ("B&P"), of
                                      which Mr. Crow is a manager and
                                      25,000 shares underlying warrants
                                      owned by B&P).

                                      DCG: 9,531,700 shares.

         (b)   Percent of Class.      Mr. Crow: 19.68%

                                      DCG: 18.81%

         (c)   Number of shares as to which each such person has

         (i)   sole power to vote or to direct the vote:                 Mr. Crow: 9,531,700

                                                                         DCG: 9,531,700

         (ii)  shared power to vote or to direct the vote:               Mr. Crow: 441,667

                                                                         DCG: 0

         (iii) sole power to dispose or to direct the disposition of:    Mr. Crow: 9,531,700

                                                                         DCG: 9,531,700

         (iii) shared power to dispose or to direct the disposition of:  Mr. Crow: 441,667

                                                                         DCG: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
                  beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY OR CONTROL PERSON.

                  See Item 4(a) above, which is incorporated by reference
herein.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The
Reporting Persons do not affirm the existence of such a group.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2004

/s/ Michael Crow
--------------------------------------------
Michael Crow

DUNCAN CAPITAL GROUP LLC

By: /s/ Michael Crow
    ----------------------------------------
Name:  Michael Crow
Title: President

     Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

         The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Knobias, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: December 3, 2004

/s/ Michael Crow
--------------------------------------------
Michael Crow

DUNCAN CAPITAL GROUP LLC

By: /s/ Michael Crow
    ----------------------------------------
Name:  Michael Crow
Title: President